Exhibit 99.1

DoubleDown Interactive Reports First Quarter 2024 Financial Results

SEATTLE, WASHINGTON – May 8, 2024 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital games on mobile and web-based platforms, today announced its unaudited financial results for the first quarter ended March 31, 2024. The Company’s consolidated financial results for the three-month period ended March 31, 2024 include the unaudited financial results of SuprNation AB, a European iGaming operator (“SuprNation”), which was acquired by the Company on October 31, 2023.

First Quarter 2024 vs. First Quarter 2023 Summary:

•

Revenue increased to $88.1 million in the first quarter of 2024 from $77.6 million in the first quarter of 2023. Revenue contributed by SuprNation totaled $8.3 million in the first quarter of 2024. Revenue exclusive of the contributions from SuprNation increased to $79.8 million, representing a 3% year over year growth.

•

Operating expenses increased to $57.1 million in the first quarter of 2024 from $52.2 million in the first quarter of 2023, primarily due to the inclusion of expenses related to SuprNation operations in the first quarter of 2024, partially offset by lower sales and marketing and research and development expenses.

•

Net income increased to $30.4 million, or earnings per fully diluted common share of $12.23 ($0.61 per American Depositary Share (“ADS”)), in the first quarter of 2024, from $23.7 million, or earnings of $9.55 per fully diluted common share ($0.48 per ADS), in the first quarter of 2023. Note each ADS represents 0.05 share of a common share.

•

Adjusted EBITDA increased to $31.9 million for the first quarter of 2024 from $25.4 million in the first quarter of 2023, primarily due to higher revenue and lower overall sales and marketing and research and development expenses, partially offset by higher general and administrative expenses. Adjusted EBITDA margin increased to 36.2% in the first quarter of 2024 from 32.8% in the first quarter of 2023.

•

Average Revenue Per Daily Active User (“ARPDAU”) for the Company’s social casino/free-to-play games increased to $1.26 in the first quarter of 2024 from $1.03 in the first quarter of 2023 and from $1.24 in the fourth quarter of 2023.

•

Average monthly revenue per payer for the social casino/free-to-play games increased to $281 in the first quarter of 2024 from $221 in the first quarter of 2023 and from $279 in the fourth quarter of 2023.

“The first quarter of 2024 marked another quarter of strong financial results, with consolidated revenue of $88.1 million and Adjusted EBITDA of $31.9 million, representing 14% and 26% year-over-year growth, respectively. Revenue from our social casino games increased 3% year-over-year for the second consecutive quarter.” said In Keuk Kim, Chief Executive Officer of DoubleDown. “Our DoubleDown Casino’s performance is benefitting from the recently introduced meta features that are further advancing our ability to improve monetization and generate strong engagement metrics, with ARPDAU rising on a quarterly sequential basis and by 22% year over year, and average revenue per payer also rising from 2023 fourth quarter levels and growing 27% year over year. The strong performance of our social casino business combined with our commitment to remain disciplined with user acquisition and R&D spend delivered another quarter of strong Adjusted EBITDA margin and free cash flow, with cash flow from operating activities of $34.9 million in the 2024 first quarter.

“The first quarter represented our first full quarter of operations of SuprNation, a European iGaming operator, which is off to a strong start as we begin to implement our initiatives to grow the business by leveraging our marketing and player engagement and monetization strategies and expertise. We intend to continue to focus on driving revenue growth for SuprNation for the next several quarters.

“We believe our consistently strong Adjusted EBITDA margins and free cash flow generation again highlights our commitment and success in prioritizing capital efficiency. We ended the first quarter with an aggregate of cash and cash equivalents and short-term investments, net of current borrowing, of approximately $272 million, or approximately $5.50 per ADS. Our operating strategies that drive strong free cash flow, combined with our balance sheet, provides the Company with significant financial flexibility to evaluate opportunities to deploy capital to pursue both organic and accretive acquisition-related growth in related gaming categories to generate attractive profitable growth and additional cash flow thereby creating new value for our shareholders.”

Summary Operating Results for DoubleDown Interactive (Unaudited)

	Three months ended March 31,
	2024	2023
Revenue ($ MM)	$88.1	$77.6
Total operating expenses ($ MM)	57.1	52.2
Net income ($ MM)	$30.4	$23.7
Adjusted EBITDA ($ MM)	$31.9	$25.4
Net income margin	34.4%	30.5%
Adjusted EBITDA margin	36.2%	32.8%
Non-financial performance metrics(1)
Average monthly active users (000s)	1,478	2,032
Average daily active users (000s)	699	841
ARPDAU	$1.26	$1.03
Average monthly revenue per payer	$281	$221
Payer conversion	6.4%	5.8%

(1)	Social casino/free-to-play games only

First Quarter 2024 Financial Results

Revenue inclusive of the contributions from SuprNation (with a total revenue of $8.3 million) in the first quarter of 2024 was $88.1 million, an increase of 13% from $77.6 million in the first quarter of 2023. Revenue exclusive of the contributions from SuprNation increased 3% year over year to $79.8 million, which primarily reflects higher engagement of the existing player base.

Operating expenses in the first quarter of 2024 were $57.1 million, a 9% increase from the first quarter of 2023. The increase in operating expenses is primarily due to the inclusion of SuprNation expenses in the first quarter of 2024, which were not present in the first quarter of 2023.

The Company recorded net income of $30.4 million in the first quarter of 2024, or $12.23 per fully diluted common share ($0.61 per ADS), as compared to net income of $23.7 million, or $9.55 per fully diluted common share ($0.48 per ADS), in the first quarter of 2023. The increase in net income for the first quarter of 2024 was primarily due to increased revenue and lower sales and marketing and research and development expenditures, despite the new expenses for SuprNation, partially offset by higher general and administrative expenses. Note each ADS represents 0.05 share of a common share.

Adjusted EBITDA in the first quarter of 2024 increased 26%, or $6.5 million, to $31.9 million, compared to $25.4 million in the first quarter of 2023. The increase primarily reflects higher revenue and lower sales and marketing and research and development expenses, despite the new expenses for SuprNation, partially offset by higher general and administrative expenses.

Net cash flows provided by operating activities for the first quarter of 2024 was $34.9 million, compared to net cash flows provided by operating activities of $19.2 million in the first quarter of 2023. The increase is primarily due to increased net income and decreased deferred tax asset.

Conference Call

DoubleDown will hold a conference call today (May 8, 2024) at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss these results. A question-and-answer session will follow management’s presentation.

To access the call, please use the following link: DoubleDown First Quarter 2024 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, please register a minimum of 15 minutes before the start of the call.

A simultaneous webcast of the conference call will be available with the following link: DoubleDown First Quarter 2024 Earnings Webcast, or via the Investor Relations page of the DoubleDown website at ir.doubledowninteractive.com. For those not planning to ask a question on the conference call, the Company recommends listening via the webcast. A replay will be available on the Company’s Investor Relations website shortly after the event.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. The Company’s flagship social casino title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games. Following its acquisition of SuprNation in October 2023, the Company also operates three real-money iGaming sites in Western Europe.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use and Reconciliation of Non-GAAP Financial Measures

In addition to our results determined in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), we believe the following non-GAAP financial measure is useful in evaluating our operating performance. We present “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”) because we believe it assists investors and analysts by facilitating comparison of period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. The items excluded from the Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP, and should be read in conjunction with the financial statements furnished in our report on Form 6-K filed with the SEC.

In our reconciliation from our reported GAAP “net income before provision for taxes” to our Adjusted EBITDA, we eliminate the impact of the following six line items: (i) depreciation and amortization; (ii) interest income; (iii) interest expense; (iv) foreign currency transaction/remeasurement (gain) loss; (v) short-term investments (gain) loss; and (vi) other (income) expense, net. The below table sets forth the full reconciliation of our non-GAAP measures:

Reconciliation of non-GAAP measures	Three months ended March 31,
(in millions, except percentages)	2024	2023
Net income	$30.4	$23.7
Income tax benefit (expense)	(8.0)	(6.8)
Income (loss) before tax	38.4	30.4
Adjustments for:
Depreciation and amortization	0.8	0.1
Interest income	(3.4)	(3.1)
Interest expense	0.4	0.5
Foreign currency transaction/remeasurement gain	(4.3)	(2.4)
Short-term investments (gain) loss	0.0	—
Other (income) expense, net	0.0	0.0
Adjusted EBITDA	$31.9	$25.4
Adjusted EBITDA margin	36.2%	32.8%

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Joseph Jaffoni or Richard Land

JCIR

+1 (212) 835-8500

DDI@jcir.com

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share amounts)

	March 31,	December 31,
	2024	2023
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$209,863	$206,911
Short-term investments	99,653	67,756
Accounts receivable, net	34,183	32,517
Prepaid expenses, and other assets	10,044	8,570

Total current assets	$353,743	$315,754
Property and equipment, net	399	444
Operating lease right-of-use assets, net	6,173	7,130
Intangible assets, net	50,430	51,571
Goodwill	396,351	396,704
Deferred tax asset	21,878	28,934
Other non-current assets	2,006	2,807

Total assets	$830,890	$803,344

Liabilities and Shareholders’ Equity
Accounts payable and accrued expenses(1)	$14,464	$13,293
Short-term operating lease liabilities(2)	2,562	3,157
Income taxes payable	1,170	112
Contract liabilities	2,409	2,520
Current portion of borrowings with related party(3)	37,125	38,778
Other current liabilities(4)	10,624	10,645

Total current liabilities	$68,354	$68,505
Long-term operating lease liabilities(5)	3,975	4,420
Deferred tax liabilities, net	567	848
Other non-current liabilities	2,784	1,681

Total liabilities	$75,680	$75,454

Shareholders’ equity
Common stock, KRW 10,000 par value—200,000,000 Shares authorized; 2,477,672 issued and outstanding	21,198	21,198
Additional paid-in-capital	359,280	359,280
Accumulated other comprehensive income	17,095	19,982
Retained earnings	357,580	327,273

Total shareholders’ equity attributable to shareowners of DDI Co. Ltd.	$755,153	$727,733

Equity attributable to noncontrolling interests	147	157

Total equity	$755,300	$727,890

Total liabilities and shareholders’ equity	$830,980	$803,344

(1)

Includes related party royalty and other payables of $1,274 and $1,618 at March 31, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

(2)

Includes related party operating lease liability of $1,251 and $1,298 at March 31, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

(3)

Includes related party notes payable of $37,125 and $38,778 at March 31, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

(4)

Includes related party interest payable of $9,522 and $9,501 at March 31, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

(5)

Includes related party operating lease liability of $3,975 and $4,414 at March 31, 2024 and December 31, 2023, respectively (see Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Income and Comprehensive Income

(Unaudited, in thousands except share and per share amounts)

	Three months ended March 31,
	2024	2023
Revenue	$88,143	$77,596
Operating expenses:
Cost of revenue(1)(2)	27,373	25,719
Sales and marketing(1)	14,760	16,045
Research and development(1)	3,256	5,043
General and administrative(1)(3)	10,871	5,343
Depreciation and amortization	827	54

Total operating expenses	57,087	52,204

Operating income	$31,056	$25,392

Other income (expense):
Interest expense(4)	(409)	(462)
Interest income	3,431	3,130
Gain on foreign currency transactions	717	252
Gain on foreign currency remeasurement	3,589	2,166
Gain (loss) on short-term investments	(7)	—
Other, net	(24)	(47)

Total other income (expense), net	$7,297	$5,039

Income before income tax	$38,353	$30,431

Income tax (expense) benefit	(7,992)	(6,759)

Net income	$30,361	$23,672

Less: Net income attributable to noncontrolling interests	53	—

Net income attributable to DoubleDown Interactive Co., Ltd.	$30,308	$23,672

Other comprehensive income (expense):
Pension adjustments, net of tax	136	(157)
Loss on foreign currency translation	(3,086)	(1,181)

Comprehensive income	$27,358	$22,334

Earnings per share:
Basic	$12.23	$9.55
Diluted	$12.23	$9.55
Weighted average shares outstanding:
Basic	2,477,672	2,477,672
Diluted	2,477,672	2,477,672

(1)	Excluding depreciation and amortization.
(2)

Includes related party royalty expense of $619 and $752 for the three months ended March 31, 2024 and 2023, respectively (See Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

(3)

Includes related party rent and general and administrative expense of $1,459 and $414 for the three months ended March 31, 2024 and 2023, respectively (See Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

(4)

Includes related party interest expense of $432 and $445 for the three months ended March 31, 2024 and 2023, respectively (See Note 12 to the unaudited consolidated financial statements of the Company for the three months ended March 31, 2024).

DoubleDown Interactive Co., Ltd.

Condensed Consolidated Statement of Cash Flows

(Unaudited, in thousands of U.S. dollars)

	Three months ended March 31,
	2024	2023
Cash flow from (used in) operating activities:
Net Income	$30,361	$23,672
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	827	55
(Gain)Loss on foreign currency remeasurement	(3,589)	(2,166)
(Gain)Loss on short-term investments	7	—
Deferred taxes	6,756	6,063
Working capital adjustments:
Accounts receivable	(1,808)	(7,707)
Prepaid expenses, other current and non-current assets	(269)	274
Accounts payable, accrued expenses and other payables	1,291	(1,046)
Contract liabilities	(112)	(208)
Income tax payable	158	5
Other current and non-current liabilities	1,293	284

Net cash flows from (used in) operating activities	$34,915	$19,226
Cash flow from (used in) investing activities:
Purchases of intangible assets	—	(4)
Purchases of property and equipment	(14)	(40)
Purchases of short-term investments	(31,934)	(19,298)
Sales of short-term investments	—	33,725

Net cash flows from (used in) investing activities	$(31,948)	14,383
Cash flow from (used in) financing activities:
Net cash flows from (used in) financing activities:	$—	$—
Net foreign exchange difference on cash and cash equivalents	(15)	(22)

Net increase in cash and cash equivalents	$2,952	$33,587

Cash and cash equivalents at beginning of period	$206,911	$217,352
Cash and cash equivalents at end of period	$209,863	$250,939
Cash paid during year for:
Interest	$81	$—
Income taxes	$93	$82